

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

<u>Via E-mail</u>:
Ed Riley
General Counsel
Avolon Holdings Limited
The Oval, Building 1
Shelbourne Road
Ballsbridge, Dublin 4
Ireland

> **Re: Avolon Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed June 9, 2014**
> **File No. 333-196620**

Dear Mr. Riley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2.   We encourage you to file the remaining exhibits, including the legal opinion, as soon as possible. Please understand that we will need adequate time to review these materials before effectiveness.

3.   Please provide us with copies of any artwork or other graphics you intend to use in your prospectus.

4.   Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review of the underwriter arrangements for this offering and has no objection.

5.   It appears that you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. If true, in an appropriate section of the filing please disclose that you are an emerging growth company and revise your registration statement to:
  •   Describe how and when a company may lose emerging growth company status;
  •   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
  •   State your election under Section 107(b) of the JOBS Act:
     o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

6.   If you determine that you are an emerging growth company, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Inside Front Cover, page i

7.   We note the last sentence in the first paragraph under the table of contents that advises investors that information is current only as of the date of the prospectus or any free writing prospectus, regardless of the time of delivery of the prospectus or sale of the securities. Please revise to remove any implication that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

8.   We note in the first paragraph on page ii that you obtained "industry, market, and competitive position data from Ascend Worldwide Limited" that you used in this prospectus. Please tell us whether Ascended Worldwide has consented to your use of its name and data and whether any portion of the data you refer to was commissioned by you or prepared specifically for your use.

Summary, page 1

Our Company, page 1

9.   We note that your strategy to "build and maintain a portfolio of young, modern, fuel-efficient aircraft" is supplemented by your disclosure that the current age of your portfolio is the lowest of the ten largest operating lessors. Please detail how you plan to maintain a young portfolio, as compared to other operating lessors, as your aircraft age. For example, do you plan to resell your aircraft at an earlier point in useful life than is typical of other operating lessors, and then replace them with new aircraft? Please revise throughout your prospectus as necessary.

Our Business and Growth Strategies, page 3

Utilize our deep, long-standing and valuable industry relationships, page 4

10.   We note that you have "active relationships" with over 150 airlines globally, but your actual customer base is comprised of only 46 airlines. Please expand on what an active relationship with an airline consists of.

Our Competitive Strengths, page 4

Scaled and efficient business with growth visibility, page 4

11.   Please explain how your platform enables you to grow your revenues and asset base without a proportional increase in costs.

Summary Consolidated Financial Data, page 10

12.   It appears that the stated limitations of your non-GAAP measure, adjusted net income, are limitations associated with the use of this measure as a liquidity measure. Please revise your disclosures to separately discuss the limitations of this measure as both a performance measure and a liquidity measure.

Risk Factors, page 13

The loss of key personnel would have a material adverse effect…, page 15

13. Please disclose here that members of your senior management may terminate his or her employment at any time upon three months prior written notice.

We are a holding company and rely on dividends…, page 37

14. You indicate that legal and contractual restrictions in any existing and future outstanding indebtedness you or your subsidiaries incur may limit your ability to obtain cash from your subsidiaries. Please clarify whether your existing indebtedness limits your ability to obtain cash from your subsidiaries. If so, please quantify such restrictions.

Capitalization, page 46

15. Please disclose your capitalization information as of a date no earlier than 60 days prior to the date of the prospectus. Please see Item 4 of Form F-1 and Item 3.B of Form 20-F.

Our Corporate Reorganization, page 47

16. We note your disclosure that the amount of Avalon Holdings shares to be issued to the holders of each class of Avolon S.à r.l. stock will vary depending upon the public offering price. Please revise your disclosure to provide more insight into how this mechanism will work so that investors will have a sense of how the relative ownership of Sponsors, officers and directors and other shareholders will be impacted if there are other price changes not illustrated here. Also, please clarify whether the offering price will impact the proportion of the company's outstanding shares that are being offered for resale by the selling shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Key Metrics, page 52

Expenses, page 53

17. It does not appear that you have recognized material charges related to off-lease related activities such as maintenance or other costs associated with preparing the aircraft for a new lease, including storage, painting and transportation. While we note your 6.9 year weighted average remaining lease term as of March 31, 2014, please address whether you have aircraft that will come off lease in the near term and, if so, whether you expect to incur material charges related to off-lease activities.

Liquidity and Capital Resources, page 54

Liquidity, page 54

18.   Please expand your disclosure to clarify the amount of undrawn secured debt commitments that are available without violating any covenants. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 2 to Item 303(a) of Regulation S-K, and Section 501.13.c. of the Financial Reporting Codification for guidance.

Contractual Obligations, page 57

19.   Please clarify whether your table of contractual obligations includes the payments you are obligated to make under your interest rate swap and cap contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the interest repayments line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated payments under these contracts.

Comparative Results from Operations, page 58

General

20.   When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, your discussion of lease revenue for the three months ended March 31, 2014 states lease revenue increased primarily as a result of an increase in the size of your portfolio and an increase in lease rates. Meanwhile, there is no further discussion of the increase in your lease rates. You also refer to an increase in lease yields as an explanation for the increase in your net income for the three months ended March 31, 2014 but you do not appear to discuss this metric elsewhere in your discussion of your financial results. In addition, your discussion of lease revenue for the year ended December 31, 2013 compared to the year ended December 31, 2012 does not quantify the impact of the size of your portfolio or the benefit of the full year of revenues for aircraft delivered in 2012 or quantify the offset related to the disposal of 14 aircraft during 2013. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to discuss in greater detail and separately quantify the specific reasons for fluctuations between all periods presented wherever possible.

Net Gain on Disposal of Flight Equipment, page 58

21.   We note that net gain on disposal of flight equipment increased by $10.5 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. Given that you only sold one aircraft during the three months ended March 31, 2014 compared to three aircraft sold during the three months ended March 31, 2013,

please enhance your disclosure to address the apparent disparity in the gains recognized per aircraft sold. In this regard, we note your disclosure on page 53 that the net gain or loss on disposal of flight equipment is largely dependent on the condition of the asset being sold, airline industry conditions, funding available to the buyer, and the supply and demand balance for the type of asset and lease contract sold, etc.

22.   As discussed on page 65, we note that when flight equipment is sold, the portion of the accrued maintenance liability that is not specifically assigned to the buyer is released from the balance sheet and recognized as net gain on disposal of flight equipment. If this net gain is material, please expand your discussion to address this component of your net gain on disposal of flight equipment.

Interest Expense, page 61

23.   If your weighted average interest rate materially changed from period to period, please disclose such rate and quantify the impact the rate had on your recognized interest expense.

Management, page 99

Executive Officers, page 105

24.   We note that you have disclosed compensation paid to your executive officers on an aggregate basis. Please supplementally confirm to us that you are not required to disclose the annual compensation of your executive officers on an individual basis under Cayman Islands or Ireland law and that you have not otherwise publicly disclosed this information. See Item 4(a) of Form F-1 and Item 6.B.1 of Form 20-F.

Principal and Selling Shareholders, page 108

25.   Please disclose the portion of each class of securities held in the host country and the number of record holders in the host country. See Item 7.A(2) of Form 20-F.

26.   Please explain why you make a distinction between Oak Hill and Oak Hill Advisors in your principal and selling shareholders table. We note that this distinction is not made elsewhere in the registration statement.

Certain Relationships and Related party Transactions, page 110

Employee Loans, page 111

27.   Please disclose the interest rate on the loan given to Mr. Slattery in 2010. See Item 7.B.2 of Form 20-F.

Common Shares Eligible for Future Sale, page 121

Registration Rights, page 122

28.   Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Material Cayman Island Tax Considerations, page 132

29.   Please revise your disclosure to include the effective date of the undertaking you received from the Governor in Cabinet of the Cayman Islands.

Avolon Holdings Limited Balance Sheet, page F-3

Note 2 – Shareholders' Equity, F-4

30.   We note that in connection with the share exchange, the Company will recognize a one-time share based compensation charge in respect of the founder shares. If this charge will be material, tell us how you will transparently disclose this charge elsewhere in the filing. In this regard, we also note your disclosure on page 51 of the filing.

Avolon Investments S.à r.l. Financial Statements for the Year Ended December 31, 2013

General

31.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and

their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

We note that you do not currently have an audit committee. Therefore, please describe the extent of your current Board of Directors' knowledge of U.S. GAAP.

Consolidated Balance Sheets, page F-7

32.   Please revise your balance sheet to separately present assets that can only be used to settle obligations of your consolidated variable interest entities as well as liabilities for which creditors do not have recourse to your general credit. Refer to ASC 810-10-45-25.

Consolidated Statements of Cash Flows, page F-10

33.   You recorded changes in restricted cash within cash flows from investing activities. You indicate that restricted cash comprises cash held by you but which is ring-fenced or used as security for specific financing arrangements. Please tell us how you determined that

the changes in restricted cash should be classified as investing activities instead of financing activities pursuant to ASC 230-10-45-14 through 15.

(1) Summary of Significant Accounting Policies, page F-11

General

34.   Please provide an accounting policy for net gain on disposal of flight equipment. Specifically (i) clarify what you mean as disclosed on page 53 that you record the net gain when the purchaser has funded and completed the transaction and (ii) how you account for the residual maintenance reserves related to the aircraft.

(f) Flight Equipment, page F-12

35.   We note that you have acquired a significant number of aircraft under lease as well as acquired aircraft via sale-leaseback transactions with airlines and other lessors. We further note that in all of your aircraft leases, the lessees are responsible for maintenance and repairs such that all of your lessees are required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under lease. In this regard, tell us what consideration you have given to recognizing this maintenance right as a separate lease-related intangible asset apart from the acquired aircraft and tell us how you considered the amortization of such a maintenance right. Refer to ASC 350-30.

36.   You indicate that costs incurred in the acquisition of flight equipment or related leases are included in the cost of the flight equipment. However, in Note (y) Initial direct costs, you indicate that lease related costs are capitalized as an asset, deferred lease acquisition cost, and are amortized over the period of the lease term. Please advise or revise your disclosures accordingly. Please consider describing these costs in Notes (f) and (g) rather than in this separate footnote.

37.   Please expand your disclosures to clarify how you account for advanced lease rentals, security deposits and maintenance reserves assumed when you acquire aircraft from other lessors.

38.   As indicated throughout the filing, we note that you acquired certain of your aircraft through sale-leaseback transactions. Please provide your accounting for these transactions.

(k) Restricted Cash, page F-14

39.   Please expand to discuss the nature of the securities underlying your restricted cash such that it is measured at amortized cost.

(q) Flight Equipment Maintenance, page F-15

40.　The Company recognizes payments of end-of-lease adjustments as leasing expenses when paid. Please clarify why you do not accrue for these expenses at the time you determine you are obligated to make an end-of-lease payment.

41.　If material, please disclose how you account for planned major maintenance costs.

(3) Flight Equipment – Aircraft, page F-19

42.　The Company has defined a threshold of 10% for aircraft for which the undiscounted cash flows do not substantially exceed the carrying value of the aircraft. The Company had no aircraft that exceeded your 10% threshold on December 31, 2013. Please revise to clarify, if true, that (i) all of your aircraft had undiscounted cash flows that substantially exceeded their carrying values and (ii) you have defined "substantially exceeds" to mean that the undiscounted cash flows are at least 10% greater than the carrying amount of the aircraft being assessed for impairment.

(10) Income Taxes, page F-25

43.　Please tell us what consideration you gave to providing the disclosures required by ASC 740-10-50-15c and 740-10-50-19.

(13) Earnings Per Share, page F-29

44.　Please clarify what you mean by your statement that basic earnings per share is calculated by dividing income available to common stockholders by the weighted average of the Company's ordinary shares outstanding for each class of share after accretion of earnings to all classes of shares. Specifically clarify how the accretion of earnings to all classes of shares impacts your allocation of income available to common shareholders.

45.　We have the following comments regarding your fiscal year 2013 3 for 1 reverse stock split where certain Class A shares were returned to the Company for no compensation or return of investment was given to the shareholders.
   - Please tell us the business purpose for this share cancellation. Your response should identify the current owners (or group of owners) of the Class A, B and C shares;
   - Please address whether such cancellation impacted the historical and prospective accretion of earnings and earnings per share for each of the respective classes of stock. In this regard, we note that the reverse stock split did not have any corresponding effect on total equity but we also note that basic earnings per share is calculated by dividing income available to common stockholders by the weighted average of the Company's ordinary shares outstanding for each class of share after accretion of earnings to all classes of shares; and

- If appropriate, please revise the number of issued and outstanding Class A share as of December 31, 2012 reflected on your consolidated balance sheet.

46.   We have the following comments on your basic and diluted earnings per Class A share:

- With reference to the vesting provisions of the Class A shares, please reconcile the weighted average shares outstanding used for both your basic and diluted earnings per share for your Class A shares for each period presented to the 673,531 Class A shares issued and outstanding for all periods presented. Please identify the accounting literature which supports your calculations;

- Please clarify whether the Class A shares are participating shares as defined by ASC 260 and if so how you have accounted for their participation in undistributed earnings; and

- Please address the changes in the Class A weighted average shares outstanding during the periods presented in light of your disclosure in Note 15 that none of these shares had vested during the year.

(14) Share Capital, page F-30

47.   Please provide us your analysis of why each share class is not considered mandatorily redeemable. Refer to ASC 480-10-25-4 through 8.

48.   With reference to the specified rights of each class of stock, please clarify how you have determined the accreted distribution value of each class of stock.

(15) Share-Based Compensation, page F-31

49.   You indicate that the April 2010 grant-date fair value of your Class A shares was nil since the Company had no operations on the grant date and the only asset was the cash received for the issuance of the shares. Please tell us the grant date (s) and purchase price(s) of Class B shares issued prior to January 1, 2011. Please tell us to whom you issued these shares and the nature of your operations on the grant date(s). Please provide us similar information for the Class B and Class C shares issued in each period presented and how you determined the purchase price as of each issuance date.

50.   Please tell us the deemed fair value of your Class A shares on the date you granted your share options over Class A shares and how you determined this value. Please also address how you determined a 2.4 year expected term in light of your currently filed Form F-1. Please also identify the comparable companies in your industry and their respective historical volatility you used to determine your own estimated volatility.

(18) Segment Information and Concentration of Risk, page F-33

51.   We note your disclosure that you had two customers who each accounted for more than ten percent of lease revenue in the year ended December 31, 2011. With reference to ASC 280-10-50-42, please disclose the total amount of revenue from each such customer.

(21) Variable Interest Entities, page F-38

52.   Please disclose the carrying amount and classification of consolidated assets that are collateral for the variable interest entity's obligations in accordance with ASC 810-10-50-3.

(23) Subsequent Events, page F-40

53.   On June 5, 2014, the Company repurchased Class C shares from the chief executive officer for an aggregate purchase price of approximately $5.6 million. Please quantify the number of shares, purchase price per share and how you determined such price. Address any difference between the price per share paid and your IPO price.

54.   Prior to the closing of the proposed IPO of Avolon Holdings's shares, Avolon Holdings will acquire all of the outstanding shares of the Company by way of a share for share exchange. Please clarify the exchange terms for each class of the Company's stock. Specifically address the whether the exchange terms for the Class A shares are impacted by whether or not the shares have vested.

Avolon Investments S.à r.l. Financial Statements for the Year Ended March 31, 2014

General

55.   Please address the above comments in your interim financial statements to the extent they are applicable.

Closing:

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant at 202-551-4313 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
       Jennifer A. Bench, Esq.
       Weil, Gotshal & Manges LLP